UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44047T109

(CUSIP Number)

Virinder Nohria

Director

Vidara Therapeutics International Limited

H.P. House

21 Laffan Street

Hamilton HM09 Bermuda

(441) 295-1393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1675 Broadway

New York, New York 10019

(212) 506-2414

March 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

1 of 11

CUSIP No. 44047T109

1.	Name of Reporting Person Vidara Therapeutics International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ireland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,051,301 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,051,301 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒(1) (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 17.6% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)	Beneficial ownership of the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Horizon Pharma, Inc., a Delaware Corporation (the “Issuer”) is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Common Stock by virtue of the Voting Agreements (as defined herein) described in Item 4 below. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The shares of Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of 12,051,301 outstanding shares of Common Stock held by the Supporting Stockholders (as defined in Item 4 below), all of which are currently among the securities subject to the Voting Agreements. Such shares do not include 4,542,071 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of options or warrants held by the Supporting Stockholders. If any Supporting Stockholder exercises any such option or warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares.

(2)	The percentages used herein are calculated based on an aggregate total of 68,563,819 shares of Common Stock issued and outstanding as of March 18, 2014, as represented by the Issuer in the Merger Agreement (as defined below).

2 of 11

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), issued by Horizon Pharma, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 520 Lake Cook Road, Suite 520, Deerfield, IL 60015.

Item 2. Identity and Background

(a)-(c): This Schedule 13D is being filed by Vidara Therapeutics International Limited, a private limited company incorporated in Ireland (“Vidara” or the “Reporting Person”), which has its principal office at H.P. House, 21 Laffan Street, Hamilton, HM09, Bermuda. Vidara is a privately held pharmaceutical company whose principal business is developing and marketing pharmaceutical products in specialty therapeutic areas.

The name and principal occupation or employment of the directors and executive officers of the Reporting Person as of the date hereof are as set forth below. The business address of each of the below individuals is H.P. House, 21 Laffan Street, Hamilton HM09, Bermuda.

Name	Principal Occupation or Employment

Directors

Balaji Venkataraman	Director and Chairman of the Board of Directors of Vidara

Virinder Nohria	President and Chief Medical Officer of Vidara Therapeutics, Inc., an affiliate of Vidara

Samira Saya	Legal Advisor and Consultant for Zobec Services Limited

Vidara does not have any executive officers. The affairs of Vidara are managed by its board of directors.

Vidara is a wholly owned subsidiary of Vidara Therapeutics Holdings LLC (“Holdings”), a Delaware limited liability company. Holdings principal business is the ownership of Vidara stock, and Holdings does not engage in any business not related to its ownership of Vidara. The principal office of Holdings is located at 1000 Holcomb Woods Parkway, Suite 270, Roswell, Georgia 30076. Details regarding each of the members of the board of managers of Holdings are set forth in Schedule 1 to this Schedule 13D.

Altiva Capital, LLC (“Altiva”), a Delaware limited liability company, is the record holder of approximately 57.6% of the outstanding, voting membership interests of Holdings. The managing member of Altiva is Balaji Venkataraman, a U.S. citizen, who, in such capacity, exercises investment discretion and control of the membership interests of Holdings directly owned by Altiva. The principal business of Altiva is that of a private investment company. The principal office of Altiva is located at 13185 Owens Way, Alpharetta, Georgia 30004. Mr. Venkataraman, directly or indirectly through controlled trusts, immediate family members or other controlled entities, beneficially owns all of the membership interests of Altiva.

DFW Capital Partners III, L.P. (“DFW III”), a Delaware limited partnership, and DFW-Vidara, LLC (“DFW-Vidara”), a Delaware limited liability company, each an affiliate of DFW Capital Partners, are the record holders of an aggregate of approximately 25.4% of the outstanding, voting membership interests of Holdings. The principal business of DFW III is that of a private investment partnership. The general partner of DFW III is DFW III, LLC (“DFW III GP”), a Delaware limited liability company. The principal business of DFW III GP is that of acting as the general partner of DFW III. The principal business of DFW-Vidara is that of a private investment company. The managing member of DFW-Vidara is Jersey Ventures, LLC (“Jersey Ventures”), a Delaware limited liability company. The principal business of Jersey Ventures is serving as the managing member of DFW-Vidara

3 of 11

and one or more other entities affiliated with DFW Capital Partners. The principal office of DFW III, DFW-Vidara, DFW III GP and Jersey Ventures is 300 Frank W. Burr Boulevard, Glenpointe Centre East, Suite 5, Teaneck, New Jersey 07666. The managers of DFW III GP and Jersey Ventures are Donald F. DeMuth, Keith W. Pennell and Brett L. Prager, each of whom is a citizen of the United States.

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers or other persons identified above or on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f): Balaji Venkataraman is a U.S. citizens. Virinder Nohria is a citizen of the United Kingdom. Samira Saya is a citizen of Bermuda.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Subject Securities (as defined below) to which this Schedule 13D relates have not been purchased by Vidara, and thus no funds were used for such purpose. The Supporting Stockholders entered into the Voting Agreements as an inducement to Vidara to enter into the Merger Agreement described in Item 4 of this Schedule 13D. No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

Agreement and Plan of Merger and Reorganization

On March 18, 2014, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Holdings, Vidara, the Issuer, Hamilton Holdings (USA), Inc., a Delaware corporation and wholly owned subsidiary of Vidara (“US Holdco”) and Hamilton Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Vidara (“Merger Sub”). Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, the Issuer and Vidara will combine their businesses in a stock transaction in which (i) Vidara will effectuate a restructuring described in the Merger Agreement (the “Reorganization”) and (ii) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger as a wholly owned subsidiary of Vidara. At or prior to the completion of the Merger, Vidara will change its name to Horizon Pharma plc (“New Horizon”). The transaction has been approved by the boards of directors of both the Issuer and Vidara.

At the effective time of the Merger, (i) each share of the Issuer’s Common Stock then issued and outstanding will be canceled in exchange for one ordinary share of New Horizon, (ii) each outstanding option under the Issuer’s equity incentive plans will be converted into an option to acquire, on substantially the same terms and conditions as were applicable under such option before the effective time of the Merger, the number of New Horizon ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such option immediately prior to the effective time of the Merger, at an exercise price per New Horizon ordinary share equal to the exercise price per share of the Issuer’s Common Stock otherwise purchasable pursuant to such option, (iii) each other stock award that is outstanding under the Issuer’s equity incentive plans will be converted into a right to receive, on substantially the same terms and conditions as were applicable under such stock award before the effective time of the Merger, the number of New Horizon ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such stock award immediately prior to the effective time and (iv) each outstanding warrant to acquire the Issuer’s Common Stock will be converted into a warrant to acquire, on substantially the same terms and conditions as were applicable under such warrant before the effective time of the Merger, the number of New Horizon ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such warrant immediately prior to the effective time, at an exercise price per New Horizon ordinary share equal to the exercise price per share of the Issuer’s Common Stock otherwise purchasable pursuant to such warrant. Upon consummation of the Merger (the “Closing”), the security holders of the Issuer prior to the Closing would own approximately 75% of New Horizon, and Vidara’s shareholders would own approximately 25%.

4 of 11

The New Horizon ordinary shares to be issued to the stockholders of the Issuer will be registered with the Securities and Exchange Commission (the “SEC”) and are expected to be listed on the NASDAQ Global Stock Market. Upon consummation of the Merger, the Issuer’s Common Stock will be delisted from the NASDAQ Global Stock Market and will be eligible for termination of registration under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereof.

The Merger Agreement contains customary covenants of Vidara, including covenants requiring Vidara: (i) to conduct its business and operations solely in the ordinary course of business and consistent with past practices during the period between the execution of the Merger Agreement and the Closing and (ii) not to solicit, initiate or encourage the submission of any proposal, indication of interest, inquiry or offer relating to a competing transaction, or to participate in any or continue any discussions or negotiations regarding, or furnish to any other person any information with respect to, a competing transaction. The Merger Agreement also contains customary covenants of each of the parties to use its respective reasonable best efforts to take all actions necessary to consummate the transactions contemplated by the Merger Agreement and covenants with respect to the registration of the New Horizon ordinary shares to be outstanding as of the Closing under the Securities Act of 1933, as amended.

The obligation of each party to consummate the Merger or the transactions contemplated by the Merger Agreement is subject to certain conditions, including conditions with respect to the receipt of the requisite approval by the stockholders of the Issuer; accuracy of the representations and warranties of the other party to the applicable standard provided by the Merger Agreement; compliance by the other party with its covenants in the Merger Agreement in all material respects; absence of a material adverse effect on the other party’s business, financial condition, operations or results of operations (subject to certain exceptions) since the date of the Merger Agreement; satisfaction of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; approval for listing of the New Horizon ordinary shares to be issued in the Merger and the New Horizon ordinary shares held by the Vidara shareholders as of the Closing and effectiveness of the registration statement filed with the SEC with respect to the New Horizon ordinary shares to be issued in the Merger, as well as other customary closing conditions. In addition, the Issuer’s obligation to consummate the Merger is subject to completion of the Reorganization.

The Merger Agreement also contains termination rights, including that (i) the parties may terminate the transaction by mutual consent and (ii) either party will have the right to terminate the transaction if (A) the Closing has not occurred within 180 days from the date of the Merger Agreement (provided that no party shall have the right to terminate pursuant to this provision if such party’s failure to fulfill any obligation under the Merger Agreement has been the cause of the failure of the Closing to occur), (B) any government authority shall have issued an order permanently restraining or prohibiting the Merger or the Reorganization and such order becomes final and nonappealable, (C) the Issuer’s stockholders fail to approve the Merger at a meeting of the stockholders of the Issuer at which a vote is taken, (D) the other party breaches such party’s representations, warranties or covenants in the Merger Agreement in a manner that renders the closing conditions relating to the accuracy of the representations and warranties and compliance with covenants incapable of being satisfied (subject to cure period) or (E) after the date of the Merger Agreement the other party experiences a material adverse effect with respect to its business, financial condition, operations or results of operations (subject to certain exceptions).

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is included as Exhibit 1 and is hereby incorporated into this report by reference.

Voting Agreements

Concurrently with entering into the Merger Agreement, each of (i) Atlas Venture Entrepreneurs’ Fund VI, L.P., (ii) Atlas Venture Fund VI GmbH & Co. KG, (iii) Atlas Venture Fund VI, L.P., (iv) Jeffrey W. Bird and Christina R. Bird, (v) Essex Woodlands Health Ventures Fund VII, LP, (vi) Gino Santini, (vii) Jeffrey W. Bird, (viii) Jeff Himawan, (ix) Jeffrey W. Sherman, (x) Jean-Francois Formela, (xi) Wells Fargo Bank, N.A. FBO Jeffrey W. Bird Roth IRA, (xii) Michael Grey, (xiii) Nestegg Holdings, LP, (xiv) Robert F. Carey, (xv) Robert J. De Vaere,

5 of 11

(xvi) Ronald Pauli, (xvii) Sutter Hill Ventures, (xviii) Todd N. Smith and (xix) Timothy P. Walbert (the stockholders referred to in (i) through (xix) are referred to collectively as, the “Supporting Stockholders”), who owned in the aggregate approximately 12,051,301 (17.6%) of the outstanding shares of Common Stock of the Issuer as of the date of the Merger Agreement entered into identical Voting Agreements with the Issuer and Vidara (collectively, the “Voting Agreements”). Pursuant to the Voting Agreements, the Supporting Stockholders agreed, among other things, to vote their shares of the Issuer in favor of the Merger, in favor of the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement. In addition, pursuant to the Voting Agreements, the Supporting Stockholders granted an irrevocable proxy to Vidara (as well as, Balaji Venkataraman and Virinder Nohria, solely in their capacities as directors of Vidara) to vote all of their shares of Common Stock at the special meeting of stockholders of Horizon to approve the Merger and the other matters set forth in the Voting Agreements. The Voting Agreements also prohibit each of the Supporting Stockholders from selling or otherwise transferring securities of the Issuer owned by the stockholder as of the date of the Voting Agreements and all additional securities of the Issuer of which the stockholder acquires ownership during the term of the Voting Agreements; provided, that each Supporting Stockholder shall be permitted to transfer up to 15% of the Subject Securities held by such Supporting Stockholder. By virtue of the Voting Agreements and the grant by the Supporting Stockholders of their respective proxies to Vidara, Vidara may be deemed to share the power to vote or to direct the vote of the Supporting Stockholders’ shares of Common Stock with respect to the matters set forth in the Voting Agreements and, hence, be deemed to have beneficial ownership of such shares. The Supporting Stockholders also collectively hold options and warrants exercisable for an aggregate of 4,542,071 shares of Common Stock. If any Supporting Stockholder exercises any such option or warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result Vidara may be deemed to have shared voting power in respect of such shares. All of the 12,051,301 shares of Common Stock, as well as any shares of Common Stock that may be issued upon the exercise by any Supporting Stockholder of any of the options or warrants referred to in this paragraph, are referred to as the “Subject Securities”.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements, a form of which is attached hereto as Exhibit 2 and is hereby incorporated into this report by reference. All of the Voting Agreements are identical, with the exception of the name and address of the applicable Supporting Stockholder and the number of shares owned by such Supporting Stockholder. The name of each Supporting Stockholder and the applicable shares held by such Supporting Stockholder are set forth on Schedule 2 hereto.

Item 5. Interest in Securities of the Issuer

(a)-(b) As described in Item 4 of this Schedule 13D, as a result of the Voting Agreements and the grant by the Supporting Stockholders of their respective proxies to Vidara to vote their shares to approve the Merger and the other matters set forth in the Voting Agreement, the Reporting Person may be deemed to share the power to vote or to direct the vote of the Subject Securities with respect to such matters. The Reporting Person’s current beneficial ownership in the Issuer and the Common Stock arising from such shared ownership is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on an aggregate total of 68,563,819 shares of Common Stock issued and outstanding as of March 18, 2014, as represented by the Issuer in the Merger Agreement.

The number of outstanding shares of Common Stock of Issuer that may be deemed to be beneficially owned by the Reporting Person with respect to which there is (i) sole voting power is none, (ii) shared voting power is 12,051,301, with respect to those matters set forth in the Voting Agreements, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The foregoing does not include 4,542,071 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of options or warrants held by the Supporting Stockholders. If any Supporting Stockholder exercises any such option or warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares.

The filing of this Schedule 13D by the Reporting Person shall not be considered an admission that the Reporting Person is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D for any purpose, and the Reporting Person expressly disclaims such beneficial ownership.

6 of 11

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or officer of the Reporting Person or the other persons listed in Item 2(a)-(c) or in Schedule 1 hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1.	Agreement and Plan of Merger and Reorganization by and among Vidara, Holdings, the Issuer, US Holdco and Merger Sub, dated as of March 18, 2014 (incorporated by reference to Exhibit 2.1 to Horizon Pharma, Inc.’s Form 8-K, filed with the Commission on March 20, 2014).

2.	Form of Voting Agreement

7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as March 28, 2014

By:	/s/ Virdiner Nohria
Name: Virinder Nohria
Title: Director

8 of 11

Schedule 1

The name and principal occupation or employment of the managers of Holdings as of the date hereof are as set forth below.

Name	Principal Occupation or Employment

Managers of Holdings

Balaji Venkataraman	Director and Chairman of the Board of Directors of Vidara

Virinder Nohria	President and Chief Medical Officer of Vidara Therapeutics, Inc., an affiliate of Vidara

Keith Pennell	Managing Partner at DFW Capital Partners

Donald DeMuth	Partner at DFW Capital Partners

All of the individuals set forth above are U.S. citizens, except for Mr. Nohria who is a citizen of the United Kingdom.

9 of 11

Schedule 2

The table below sets forth the names of each Supporting Stockholder and the number of (i) shares held of record, (ii) options and other rights and (iii) additional securities beneficially owned by such Supporting Stockholder.

Supporting Stockholder	Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned
Atlas Venture Entrepeneurs’ Fund VI, L.P.	107,532	6,038	3,781,834
Atlas Venture Fund VI GmbH & Co. KG	64,385	3,615	3,827,404
Atlas Venture Fund VI, L.P.	3,516,377	197,457	181,570
Jeffrey W. Bird and Christina R. Bird, Co-Trustees of Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00	178,406	21,685	0
Essex Woodlands Health Ventures Fund VII, LP	5,064,731	751,209	0
Gino Santini	0	35,795	0
Jeffrey W. Bird	0	20,000	3,511,819
Jeff Himawan	0	0	5,815,940
Jeffrey W. Sherman	73,309	452,358	0
Jean-Francois Formela	0	0	3,895,404
Wells Fargo Bank, N.A. FBO Jeffrey W. Bird Roth IRA	5,000	1,250	0
Michael Grey	0	35,795	0
Nestegg Holdings, LP	7,000	1,750	0
Robert F. Carey	0	364,100	0
Robert J. De Vaere	68,604	455,961	0
Ronald Pauli	0	35,795	0
Sutter Hill Ventures	2,837,826	458,902	0
Todd N. Smith	22,924	313,570	0
Timothy P. Walbert	105,207	1,386,791	0
Total	12,051,301	4,542,071

10 of 11

Exhibit Index

1.	Agreement and Plan of Merger and Reorganization by and among Vidara, Holdings, the Issuer, US Holdco and Merger Sub, dated as of March 18, 2014 (incorporated by reference to Exhibit 2.1 to Horizon Pharma, Inc.’s Form 8-K, filed with the Commission on March 20, 2014).

2.	Form of Voting Agreement

11 of 11